UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

October 4, 2018
Date of Report (Date of earliest event reported)

UNION BANKSHARES CORPORATION
(Exact name of registrant as specified in its charter)

Virginia	0-20293	54-1598552
(State or other jurisdiction of incorporation)	(SEC Commission File Number)	(IRS Employer Identification Number)

1051 East Cary Street Suite 1200 Richmond, Virginia	23219
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (804) 633-5031

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

UNION BANKSHARES CORPORATION

INFORMATION TO BE INCLUDED IN THE REPORT

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On October 4, 2018, Union Bankshares Corporation (“Union”), a Virginia corporation and the parent holding company of Union Bank & Trust (“Union Bank”), and Access National Corporation (“Access”), a Virginia corporation and the parent holding company of Access National Bank, entered into an Agreement and Plan of Reorganization (the “Agreement”), pursuant to which, subject to the terms and conditions of the Agreement, among other things, (i) Access will merge with and into Union (the “Merger”), with Union continuing as the surviving corporation in the Merger and (ii) following the Merger, Access National Bank will merge with and into Union Bank, with Union Bank continuing as the surviving bank (together with the Merger, the “Mergers”). Union is referred to herein as the “Continuing Corporation” whenever reference is made to it as of the effective time of the Merger or thereafter.

Subject to the terms and conditions of the Agreement, upon the consummation of the Merger, each share of common stock, par value $0.835 per share, of Access (“Access Common Stock”), will be converted into the right to receive 0.75 of a share of common stock, par value $1.33 per share, of the Continuing Corporation (“Union Common Stock”).

The Agreement contains customary representations and warranties and covenants by Union and Access, including, among others, covenants relating to (1) the conduct of each party’s business during the period prior to the consummation of the Merger, (2) each party’s obligations to facilitate its shareholders’ consideration of, and voting upon, the Agreement and the Merger as well as, in the case of Union, the issuance of shares of Union Common Stock in connection with the Merger (the “Union Share Issuance”), (3) the recommendation by the parties’ respective boards of directors in favor of approval of the Agreement and the Mergers, and, in the case of Union, the Union Share Issuance, and (4) Access’s non-solicitation obligations relating to alternative business combination transactions. Furthermore, the Agreement provides that, following the consummation of the Merger, Michael W. Clarke, President and Chief Executive Officer of Access, will join the Union board.

The Merger is subject to customary closing conditions, including, among others, (1) approval of the Merger by the shareholders of Access and Union and the approval of the Union Share Issuance by the shareholders of Union, (2) receipt of required regulatory approvals, (3) the absence of any law or order prohibiting the consummation of the transactions contemplated by the Agreement (including the Mergers), (4) the effectiveness of the registration statement for the Union Common Stock to be issued in the Merger, (5) the approval of the listing on the Nasdaq Global Select Market of the Union Common Stock to be issued in the Merger and (6) receipt by each party of an opinion from its respective counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Each party’s obligation to consummate the Mergers is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party and (2) performance in all material respects by the other party of its obligations under the Agreement. Union’s obligation to consummate the Mergers is also subject to the receipt of regulatory approvals without the imposition of a condition that would reasonably be expected to be materially financially burdensome to the business, operations, financial condition or results of operations on Union’s business or on the business of Access or Access National Bank.

The Agreement provides certain termination rights for both Union and Access and further provides that a termination fee of $25,000,000 will be payable by either Union or Access, as applicable, upon termination of the Agreement under certain circumstances.

The representations, warranties and covenants of each party set forth in the Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Mergers, unless otherwise specified therein, and (2) were made only as of the date of the Agreement or such other date as is specified in the Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Agreement is included with this filing only to provide investors with information regarding the terms of the Agreement, and not to provide investors with any other factual information regarding Union or Access, their respective affiliates or their respective businesses. The Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Union, Access, their respective affiliates or their respective businesses, the Agreement and the Mergers that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of Union and Access and a prospectus of Union, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that each of Union and Access make, as applicable, with the U.S. Securities and Exchange Commission (the “SEC”).

The foregoing summary of the Agreement is not complete and is qualified in its entirety by reference to the complete text of the Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated by reference herein.

Affiliate Agreements

In connection with the Agreement, Union entered into Affiliate Agreements with Access and directors of Access and Union and certain executive officers of Access (the “Affiliate Agreements”). The shareholders that are party to the Affiliate Agreements beneficially own in the aggregate approximately 11.5% of the outstanding shares of Access Common Stock and 0.8% of the outstanding shares of Union Common Stock, as of October 4, 2018. The Affiliate Agreements require, among other things, that the shareholder party thereto vote his or her shares of Access Common Stock or Union Common Stock, as applicable, in favor of the Merger and the other transactions contemplated by the Agreement and against alternative transactions and not to, directly or indirectly, assign, sell, transfer or otherwise dispose of his or her shares of Access Common Stock or Union Common Stock, as applicable, subject to certain exceptions.

The foregoing description of the Affiliate Agreements does not purport to be complete and is qualified in its entirety by reference to the forms of Affiliate Agreement, which are attached to this Current Report as Exhibit 10.1 and Exhibit 10.2, and incorporated by reference herein.

Important Additional Information will be Filed with the SEC

This Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by Union of Access. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the proposed acquisition, Union will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Union and Access and a prospectus of Union (the “Joint Proxy/Prospectus”), and each of Union and Access may file with the SEC other relevant documents concerning the proposed transaction. A definitive Joint Proxy/Prospectus will be sent to the shareholders of Union and Access. Investors and shareholders of Union and Access are urged to read carefully and in their entirety the Registration Statement and Joint Proxy/Prospectus when they become available and any other relevant documents filed with the SEC by Union and Access, as well as any amendments or supplements to those documents, because they will contain important information about the proposed transaction.

Investors and shareholders may obtain free copies of the Registration Statement and the Joint Proxy/Prospectus (when available) and other documents filed with the SEC by Union and Access through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy/Prospectus and other documents filed with the SEC also may be obtained by directing a request by telephone or mail to Union Bankshares Corporation, 1051 East Cary Street, Suite 1200, Richmond, Virginia 23219, Attention: Investor Relations (telephone: (804) 633-5031), or Access National Corporation, 1800 Robert Fulton Drive, Suite 300, Reston, VA 20191. Attention: Sheila Linton (telephone: (703) 871-2100), or by accessing Union’s website at www.bankatunion.com under “Investor Relations” or Access’s website at www.accessnationalbank.com under “Investor Relations.” The information on Union’s and Access’s websites is not, and shall not be deemed to be, a part of this Form 8-K or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Union, Access and their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Union or Access in connection with the proposed transaction. Information about the directors and executive officers of Union and their ownership of Union Common Stock is set forth in the proxy statement for Union’s 2018 annual meeting of shareholders, which was filed with the SEC on March 21, 2018. Information about the directors and executive officers of Access and their ownership of Access Common Stock is set forth in the proxy statement for Access’s 2018 annual meeting of shareholders, which was filed with the SEC on April 12, 2018. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

Certain statements in this Form 8-K may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, projections, predictions, expectations, or beliefs about future events or results and are not statements of historical fact. Such statements also include statements as to the anticipated impact of the Union acquisition of Access, including future financial and operating results, ability to successfully integrate the combined businesses, the amount of cost savings, overall operational efficiencies and enhanced revenues as well as other statements regarding the acquisition. Such forward-looking statements are based on various assumptions as of the time they are made, and are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are often accompanied by words that convey projected future events or outcomes such as “expect,” “believe,” “estimate,” “plan,” “project,” “anticipate,” “intend,” “will,” “may,” “view,” “opportunity,” “potential,” or words of similar meaning or other statements concerning opinions or judgment of Union or Access or their management about future events. Although each of Union and Access believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance, or achievements of Union or Access will not differ materially from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Actual future results, performance or achievements may differ materially from historical results or those anticipated depending on a variety of factors, including but not limited to, the businesses of Union and Access may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the proposed acquisition may not be fully realized or realized within the expected time frame, revenues following the proposed acquisition may be lower than expected, customer and employee relationships and business operations may be disrupted by the proposed acquisition, the diversion of management time on acquisition-related issues, changes in Union’s share price before closing, risks relating to the potential dilutive effect of shares of Union Common Stock to be issued in the proposed transaction, the ability to obtain regulatory, shareholder or other approvals or other conditions to closing on a timely basis or at all, the ability to close the proposed acquisition on the expected timeframe, or at all, and that closing may be more difficult, time-consuming or costly than expected, the reaction to the proposed acquisition of the companies’ customers, employees and counterparties, and other risk factors, many of which are beyond the control of Union and Access. We refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Union’s Annual Report on Form 10-K for the year ended December 31, 2017 and Access’s Annual Report on Form 10-K for the year ended December 31, 2017 and comparable “risk factors” sections of Union’s and Access’s Quarterly Reports on Form 10-Q and other filings, which have been filed with the SEC and are available on the SEC’s website at www.sec.gov. All of the forward-looking statements made in this Form 8-K are expressly qualified by the cautionary statements contained or referred to herein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Union, Access or their respective businesses or operations. Readers are cautioned not to rely too heavily on the forward-looking statements contained in this Form 8-K. Forward-looking statements speak only as of the date they are made and neither Union nor Access undertakes any obligation to update, revise or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01 Exhibits.

(d) Exhibits

Exhibit 2.1 –	Agreement and Plan of Reorganization, dated October 4, 2018, by and between Union Bankshares Corporation and Access National Corporation*

Exhibit 10.1 –	Form of Affiliate Agreement, dated October 4, 2018, by and between Union Bankshares Corporation, Access National Corporation and certain shareholders of Access National Corporation

Exhibit 10.2 –	Form of Affiliate Agreement, dated October 4, 2018, by and between Union Bankshares Corporation, Access National Corporation and certain shareholders of Union Bankshares Corporation

* Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any document so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

UNION BANKSHARES CORPORATION
Date: October 5, 2018	By:	/s/ Robert M. Gorman
	Name: Title:	Robert M. Gorman Executive Vice President and Chief Financial Officer